787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Keith Gregory, Esq.

Re:	SunAmerica Series Trust (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 98 to Registration

Statement on Form N-1A

Securities Act File No. 33-52742

Investment Company Act File No. 811-7238

Dear Mr. Gregory:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the undersigned by telephone on June 15, 2017 with respect to Post-Effective Amendment No. 98 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 99 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on June 2, 2017 (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for SA Legg Mason Tactical Opportunities Portfolio (the “Portfolio”), a new series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.	GENERAL COMMENTS

Comment 1:	Please confirm that all missing or bracketed information in the Amendment will be included in a subsequent post-effective amendment.

Keith Gregory, Esq.

August 16, 2017

Response 1:	The Registrant has completed or updated all information in the Registration Statement that was missing or in brackets in the Amendment.

Comment 2:	Please confirm that comments provided to the Amendment have been addressed in all appropriate sections.

Response 2:	The Registrant confirms that comments to the Amendment have been addressed consistently throughout the Registration Statement.

Comment 3:

Please explain why a legal opinion was not filed for Willkie Farr & Gallagher LLP, as counsel for the Registrant, though consent is noted. Please explain why a consent and opinion will be filed on behalf of Morgan, Lewis & Bockius LLP. See Staff Legal Bulletin No. 19 (October 14, 2011) and Item 28(i) of Form N-1A.

Response 3:

The Registrant is organized as a Massachusetts business trust. Morgan, Lewis & Bockius LLP serves as special Massachusetts counsel to the Registrant and will issue a legal opinion as to the validity of shares. Willkie Farr & Gallagher LLP, as legal counsel to the Registrant, has provided its consent to be named in the Registration Statement.

II. PROSPECTUS

Comment 4:

In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio,” please explain what “tactical allocation” means in the context of when and why QS Investors would shift the Portfolio’s assets among the different sleeves.

Response 4:

The Registrant submits that the Portfolio will not be tactically allocating its assets among its different sleeves but rather intends to tactically adjust its equity/fixed income exposure. It therefore has deleted the reference to “tactical” in the first sentence of the above-referenced section to more accurately reflect the strategy of the Portfolio with respect to the Portfolio’s asset allocation among its sleeves.

Comment 5:

In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio,” please clarify who will be responsible for adjusting the Portfolio’s allocation between the equity and fixed income strategies.

Response 5:	The requested clarification has been made.

Comment 6:	Please add a detailed description of the methodologies used by each subadviser to select investments. See Item 9 of Form N-1A.

Response 6:

The Registrant submits that, as an investment adviser, each subadviser uses its own proprietary methodology and analyses in selecting investments, and therefore respectfully declines to take this comment.

Keith Gregory, Esq.

August 16, 2017

Comment 7:

In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio,” please delete the following sentence: “QS Investors may allocate the Portfolio’s assets among different and/or additional investment strategies in the future.” See Item 4(a) of Form N-1A.

Response 7:	The requested change has been made.

Comment 8:

In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio,” please disclose only those types of securities in which the Portfolio intends to invest as part of its principal investment strategies.

Response 8:	The Registrant submits that the above-referenced subsection only includes those types of securities in which the Portfolio intends to invest as part of its principal investment strategies.

Comment 9:

The last sentence of the fourth paragraph in the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio” states that “[t]he Tactical U.S. Equity sleeve employs a strategy of tactically allocating across U.S. equity ETFs of various styles and market capitalizations using a quantitative process.” Please revise the disclosure to explain what is meant by “various styles.”

Response 9:

The Registrant has deleted the reference to “styles” in the above-referenced disclosure to more clearly indicate the universe of ETFs in which the Tactical U.S. Equity sleeve will invest. The above-referenced disclosure has been revised to read as follows (deletions in strikethrough text):

“The Tactical U.S. Equity sleeve employs a strategy of tactically allocating across U.S. equity ETFs of various ~~styles and~~ market capitalizations using a quantitative process.”

Comment 10:

The Staff notes that the subsection entitled “Account Information – Frequent Purchases and Redemptions of Shares” indicates that the Portfolio will invest significantly in junk bonds. If investments in junk bonds will be a principal investment strategy of the Portfolio, please add disclosure regarding junk bonds in the subsections entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio” and “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Risks of Investing in the Portfolio.”

Response 10:

Investments in junk bonds will not be a principal investment strategy of the Portfolio. Accordingly, in the subsection entitled “Account Information – Frequent Purchases and Redemptions of Shares,” the Registrant has deleted the references to significant investments in junk bonds.

Keith Gregory, Esq.

August 16, 2017

Comment 11:

In the fifth paragraph in the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio,” please add disclosure describing the types and amounts of mortgage-backed and other asset-backed securities in which the Portfolio will principally invest. In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Risks of Investing in the Portfolio,” please tailor the principal risk factor labeled “Mortgage- and Asset-Backed Securities Risk” to those investments in which the Portfolio will principally invest.

Response 11:

The Portfolio may seek to invest in multiple types of mortgage- and asset-backed securities and does not intend to limit its investments to specific types of mortgage- and asset-backed securities. Thus, the Registrant respectfully declines to add the requested disclosure.

Comment 12:

In the section entitled “Additional Information About the Portfolio’s Investment Strategies and Investment Risks,” please explain in plain English how the Portfolio will manage risk relative to the Blended Index. In particular, please specify the risk management parameters established by SunAmerica.

Response 12:	The requested change has been made in the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio.”

Comment 13:

In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Risks of Investing in the Portfolio,” “Active Trading Risk” is listed as a principal risk of investing in the Portfolio. In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio,” please add disclosure that the Portfolio will engage in active and frequent trading.

Response 13:	The requested change has been made.

Comment 14:

In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio,” investments in emerging markets are not listed as a principal investment strategy of the Portfolio. Accordingly, please delete the last sentence of the principal risk factor labeled “Foreign Investment Risk” in the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Risks of Investing in the Portfolio.”

Response 14:	The requested change has been made.

Comment 15:

The Staff notes that the Portfolio invests in convertible bonds. If the Portfolio invests, or expects to invest, in contingent convertible securities (“CoCos”), the Portfolio should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend upon the extent to which the Portfolio invests in CoCos and the characteristics of the CoCos (e.g., credit

Keith Gregory, Esq.

August 16, 2017

quality and conversion triggers). If CoCos are or will be a principal investment strategy of the Portfolio, the Portfolio should include appropriate risk disclosure.

Response 15:

Investments in CoCos will not be a principal investment strategy of the Portfolio. The Registrant respectfully notes that disclosure regarding non-principal investments in CoCos has been included in the SAI, in compliance with Item 16(b) of Form N-1A.

Comment 16:

In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Risks of Investing in the Portfolio,” please revise “Derivatives Risk” to summarize the risks of the specific derivatives that the Portfolio will invest in as part of its principal investment strategies. In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio,” please briefly describe how U.S. Treasury bond options will be used by the Portfolio. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response 16:

The Registrant respectfully notes that the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Risks of Investing in the Portfolio” already includes disclosure regarding the Portfolio’s principal investments in specific derivatives, which disclosure is labeled “Futures Risk” and “Options Risk.” Therefore, the Registrant respectfully declines to revise “Derivatives Risk.”

The requested disclosure regarding investments in U.S. Treasury bond options has been added.

Comment 17:

In the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Risks of Investing in the Portfolio,” please enhance the principal risk factor labeled “ETF Risk” to include additional risks of investing in ETFs, such as trading at premium or discount to NAV and trading halts.

Response 17:	The above-referenced risk factor has been enhanced to clarify that Portfolio shareholders will be subject to additional risks as a result of the Portfolio’s investments in ETFs.

Comment 18:

Please supplementally supply the Staff with the name of the broad-based securities market index that the Portfolio intends to use for the average annual returns table. The Staff notes that the Blended Index would not qualify as a broad-based securities market index, pursuant to the requirements of Items 4(b)(2) and 27(b)(7), and Instructions 5 and 6 thereto, of Form N-1A.

Response 18:	The Registrant will compare the returns of the Portfolio against the returns of the S&P 500® Index, which qualifies as an “appropriate broad-based securities

Keith Gregory, Esq.

August 16, 2017

market index” as such term is defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Comment 19:

Please provide the disclosure required by Item 5(a), and Instruction 2 thereto, and Item 5(b) of Form N-1A for any sub-subadviser that is primarily responsible for managing 30% of the Portfolio’s assets and that sub-subadviser’s portfolio managers. Similarly, please provide the disclosure required by Items 10(a)(2) and 20 of Form N-1A for the portfolio managers employed by the sub-subadvisers, if appropriate.

Response 19:

In addition to QS Investors, the Registrant expects that Western Asset Management Company will initially manage 30% or more of the Portfolio’s assets. No other sub-subadviser is expected to manage at least 30% of the Portfolio’s assets. The Registrant has added the disclosure required by Items 5(a), 5(b), 10(a)(2) and 20 of Form N-1A regarding Western Asset Management Company and its portfolio managers.

Comment 20:

The last sentence of the second paragraph in the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Purchases and Sales of Portfolio Shares” states that “[t]he prospectus (or other offering document) for your Variable Contract may contain additional information about purchases and redemptions of the Portfolio’s shares.” Please revise this sentence to indicate that the investor should consult the prospectus (or other offering document) for the Variable Contract for additional information about purchases and redemptions of the Portfolio’s shares.

Response 20:	The requested change has been made.

Comment 21:

Please review the disclosure in the subsection entitled “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Tax Information” for accuracy with respect to the taxation of separate accounts and contract holders of Variable Contracts.

Response 21:	The Registrant has reviewed the above-referenced disclosure and believes that it is accurate.

Comment 22:

Please revise the Item 9 disclosure in the section entitled “Additional Information About the Portfolio’s Investment Strategies and Investment Risks.” Form N-1A provides that the principal investment strategies and risks required by Item 4 in the summary should be based on the information given in response to Item 9. Accordingly, please describe the Portfolio’s principal investment strategies and risks in the Item 9 disclosure.

Response 22:

The Portfolio’s principal strategies and risks are summarized in the subsections captioned “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Investment Strategies of the Portfolio” and “Portfolio Summary: SA Legg Mason Tactical Opportunities Portfolio – Principal Risks of Investing in the

Keith Gregory, Esq.

August 16, 2017

Portfolio,” respectively, of the prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits the Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the Portfolio’s principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9. The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A.

Comment 23:

The narrative disclosure indicates that the information in the section entitled “Glossary” relates to non-principal investments and non-principal risks. But, much of that information is the same disclosure as is found in the principal strategies and principal risks in the summary. Please revise the disclosure to distinguish which risks and investments are principal and which are non-principal. See Item 9 of Form N-1A and IM Guidance Update No. 2014-08 (June 2014).

Response 23:

The Registrant submits that the section entitled “Additional Information about the Portfolio’s Investment Strategies and Investment Risks” specifically identifies the non-principal investments and non-principal risks of the Portfolio and states that descriptions of these non-principal investments and risks are included in the “Glossary” section. Accordingly, the Registrant respectfully declines to make the requested change. Nonetheless, the Registrant has updated the above-referenced narrative disclosure for clarity.

Comment 24:	In the section entitled “Management,” please disclose whether the exemptive order received by SunAmerica permits aggregate fee disclosure.

Response 24:

The exemptive order permits SunAmerica to disclose fees in the aggregate. The Registrant has added disclosure to the SAI indicating that SunAmerica has received an exemptive order that, among other things, permits the Registrant to disclose to shareholders the subadvisers’ fees only in the aggregate for the Portfolio.

Comment 25:	In the section entitled “Management,” if accurate, please clarify that QS Investors compensates the sub-subadvisers out of the subadvisory fees that it receives from SunAmerica.

Response 25:

The Registrant has revised disclosure in the subsection entitled “Management – Information about the Subadvisers” to indicate that QS Investors will compensate the sub-subadvisers out of the subadvisory fees received from SunAmerica.

III. SAI

Comment 26:	Please update disclosure responsive to Items 17-20 of Form N-1A to reflect those dates specified by Form N-1A.

Keith Gregory, Esq.

August 16, 2017

Response 26:	The Registrant has revised the applicable disclosure to comply with Items 17-20 of Form N-1A.

Comment 27:

The prospectus indicates that Class 3 shares are only subject to service fees of 25 basis points and are not subject to distribution fees. Disclosure in the SAI indicates that the Class 3 shares are subject to both service and distribution fees. Please address this inconsistency and revise the Registration Statement as appropriate.

Response 27:

Pursuant to the 12b-1 Plan for Class 3 shares, Class 3 shares of the Portfolio are subject to service and distribution fees at an annual rate of up to 25 and 75 basis points, respectively. However, no distribution fee is currently charged to Class 3 shares because the Rule 12b-1 Plan for Class 3 shares provides that no distribution fee will be charged “until and unless the prohibition of directed brokerage under Rule 12b-1(h) is lifted or modified” and without approval by the Board of Trustees of the Registrant, including those Trustees who are not interested persons of the Registrant and who have no direct or indirect financial interest in the operation of the Rule 12b-1 Plan or in any agreement relating thereto. Accordingly, the Registrant respectfully submits that the current disclosure in the Registration Statement accurately describes the service and distribution fees to which Class 3 shares of the Portfolio are subject. Nonetheless, the Registrant has added clarifying disclosure to the SAI to inform shareholders that Class 3 shares of the Portfolio are not currently being charged distribution fees.

Comment 28:

The fee table in the prospectus and other disclosure indicates that Class 1 shares are not subject to 12b-1 fees, but the SAI states that Class 1 shares are subject to 12b-1 fees. Please address this inconsistency and revise the Registration Statement as appropriate.

Response 28:

Pursuant to the 12b-1 Plan for Class 1 shares, Class 1 shares of the Portfolio are subject to a distribution fee at an annual rate of up to 75 basis points. However, no distribution fee is currently charged to Class 1 shares because the Rule 12b-1 Plan for Class 1 shares provides that no distribution fee will be charged “until and unless the prohibition of directed brokerage under Rule 12b-1(h) is lifted or modified” and without approval by the Board of Trustees of the Registrant, including those Trustees who are not interested persons of the Registrant and who have no direct or indirect financial interest in the operation of the Rule 12b-1 Plan or in any agreement relating thereto. Accordingly, the Registrant respectfully submits that the current disclosure in the Registration Statement accurately describes the distribution fees to which Class 1 shares of the Portfolio are subject. Nonetheless, the Registrant has added clarifying disclosure to the SAI to inform shareholders that Class 1 shares of the Portfolio are not currently being charged distribution fees.

Keith Gregory, Esq.

August 16, 2017

Comment 29:

Disclosure in the SAI indicates that the Portfolio may sell credit default swaps. Please supplementally confirm that if the Portfolio sells credit default swaps, it will segregate the full notional value of the credit default swap to cover such obligations. The Staff’s position is that the credit default swap should be covered at full notional value and not at market value.

Response 29:

The Registrant confirms that, if the Portfolio writes (sells) a credit default swap, then the Portfolio will, during the term of the swap agreement, segregate assets equal to the full notional amount of the swap. However, the Portfolio reserves the right to modify this approach in the future in the event that industry practice changes.

Comment 30:

With regard to the notation paragraph in reference to fundamental investment restriction number 7 of the section entitled “Investment Restrictions,” the Staff notes that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining compliance with their own concentration policies. Please include narrative disclosure indicating that the Portfolio will consider the investments of underlying investment companies when determining compliance with its own concentration policies.

Response 30:

The Registrant intends to comply with formal SEC guidance with respect to industry concentration policies. The Registrant considers the Portfolio’s concentration policy to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act and the Registrant notes its interest in keeping the Portfolio’s notations to its fundamental investment policies consistent with those of other series within the Registrant, which include substantially similar notations relating to concentration. Therefore, the Registrant declines to make the requested change.

Comment 31:

In the sixth sentence of the notation paragraph in reference to fundamental investment restriction number 7 of the section entitled “Investment Restrictions,” please insert a parenthetical carve-out from “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions” that states “(excluding private activity municipal securities backed principally by the assets and revenues of non-governmental issuers).” The Staff notes that the Portfolio should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which such investments should be allocated when determining the Portfolio’s compliance with its concentration policies. See Investment Company Act Release No. 9785 (May 31, 1977); Letter to Pilgrim Prime Rate Trust (June 29, 1989).

Response 31:

The Registrant acknowledges the above-referenced guidance and intends to comply with formal SEC guidance with respect to industry concentration policies. The Registrant considers the Portfolio’s concentration policy to be responsive to

Keith Gregory, Esq.

August 16, 2017

the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act and the Registrant notes its interest in keeping the Portfolio’s notations to its fundamental investment policies consistent with those of other series within the Registrant, which include substantially similar notations relating to concentration. Therefore, the Registrant declines to make the requested change.

Comment 32:

In the subsection entitled “Shares of the Trust – Shareholder Voting,” please describe voting rights and procedures applicable to insurance companies, separate accounts and contract holders. See Item 22(a)(2)(iv) of Form N-1A.

Response 32:	The requested change has been made.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8734 if you have comments or if you require additional information regarding the Portfolio.

Respectfully submitted,

/s/ Jason R. Rosenthal

Jason R. Rosenthal

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC

Louis O. Ducote, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Stacey P. Ruiz, Esq., Willkie Farr & Gallagher LLP